UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
SEC FILE NUMBER:
000-28926
NOTIFICATION OF LATE FILING

(Check One): ☐Form 10-K ☐ Form 20-F ☐ Form 11-K ☒Form 10-Q
☐Form N-SAR ☐Form 10-D ☐Form N-CSR

For Period Ended: September 30, 2006
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
______________________________________________________________________________________________________________________

PART I -- REGISTRANT INFORMATION
ePlus inc. Full Name of Registrant
Not Applicable Former Name if Applicable
13595 Dulles Technology Drive Address of Principal Executive Office (Street and Number)
Herndon, Virginia 20171-3413 City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As a result of its review of certain matters, primarily the Audit Committee’s review of stock option grants, the Company is unable, without unreasonable effort and expense, to file its Quarterly Report on Form 10-Q for the period ended September 30, 2006, on a timely basis. The Company requires additional time to prepare its consolidated financial statements for the years ended March 31, 2004, 2005 and 2006, and for the quarters ended June 30, 2005 and 2006 and September 30, 2005 and 2006. The Company does not currently expect that it will be able to file its Quarterly Report on Form 10-Q on or before the fifth calendar day following the required filing date as prescribed in Rule 12b-25. The Company plans to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 as soon as practicable once the final amounts of additional stock-based compensation expense to be recorded in prior periods, as described below, are determined.

As previously reported on Form 12b-25 filed with the Securities and Exchange Commission ("SEC") on June 30, 2006 and August 15, 2006, and as further reported on Forms 8-K filed with the SEC on July 17, 2006 and August 11, 2006, the Audit Committee commenced a review and assessment of stock option grants by the Company and engaged independent legal counsel and outside accounting advisors to assist in this effort.

Based on its review and assessment, the Audit Committee preliminarily has concluded that the actual measurement dates for certain stock options granted by the Company in the fiscal years ended March 31, 1998 through March 31, 2005 differ from the recorded measurement dates. Accordingly, the Company will restate its previously issued financial statements for the fiscal years ended March 31, 2004 and 2005, as well as previously reported interim financial information for fiscal year 2006, to reflect additional non-cash charges for stock-based compensation expense in certain reported periods commencing with the fiscal year ended March 31, 1998. In addition, the Company's financial statements as of and for the fiscal year ended March 31, 2006, to be included in the Company's annual report on Form 10-K for the fiscal year ended March 31, 2006, will include non-cash charges for stock-based compensation expense.

The Company is reviewing accounting guidance regarding stock option grants recently published by the SEC staff, and has not yet determined the amount if such charges or the resulting tax and accounting impact.  The Company presently believes that the restatement related to stock-based compensation expense will not affect its revenues, cash flows, or cash balances for the restated periods.

(Attach Extra Sheets if Needed)

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Steven J. Mencarini	703	984-8400
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐Yes ☒No

Annual Report on Form 10-K for the fiscal year ended March 31, 2006
Quarterly Report on Form 10-Q for the period ended June 30, 2006

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒Yes ☐No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On August 7, 2006, the Audit Committee concluded that the Company’s previously issued financial statements for the periods commencing with the fiscal year ended March 31, 1998 should no longer be relied upon because of incorrect accounting of stock-based compensation expense as described in Part III above. Accordingly, the Company will restate its previously issued financial statements for the fiscal years ended March 31, 2004 and 2005, as well as previously reported interim financial information, to reflect additional non-cash charges for stock-based compensation expense in certain reported periods commencing with the fiscal year ended March 31, 1998. The Company cannot provide a reasonable estimate and comparison of operating results for the quarters ended September 30, 2005 and 2006 at this time.

ePlus inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2006      By:/s/ Steven J. Mencarini

INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
General Instructions
1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this Chapter).